SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports under
              Sections 13 and 15(d) of the Securities Exchange Act
                                    of 1934.

                         Commission File Number: 0-11307

                          GLOBAL NATURAL RESOURCES INC.
             (Exact name of registrant as specified in its charter)

                         5300 Memorial Drive, Suite 800
                              Houston, Texas 77007
                                 (713) 880-5464
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                     Common Stock, par value $1.00 per share

                         Preferred Stock Purchase Rights

            (Title of each class of securities covered by this Form)

                                      None

          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)    [X]     Rule 12h-3(b)(1)(ii)   [ ]
             Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(2)(i)    [ ]
             Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(ii)   [ ]
             Rule 12g-4(a)(2)(ii)   [ ]     Rule 15d-6             [ ]
             Rule 12h-3(b)(1)(i)    [X]

          Approximate number of holders of record as of the certification or notice date (since consummation of acquisition by Seagull Energy Corporation on October 3, 1996): 1




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          Pursuant to the  requirements of the Securities  Exchange Act of 1934,
Global Natural Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




         Date: May 5, 1997                  By: /s/ William L. Transier
                                            Name: William L. Transier
                                            Title: Senior Vice President and
                                                   Chief Financial Officer